July 19, 2016

VIA EDGAR and FEDEX

Kathleen Suellentrop

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pershing Gold Corporation Registration Statement on Form S-3 Filed May 11, 2016 File No. 333-211299

Dear Ms. Suellentrop:

Pershing Gold Corporation (the “Company”) submits this letter in response to the comment letter dated May 27, 2016 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in respect of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). In connection therewith, the Company has filed Amendment No. 1 to Registration Statement on Form S-3 (the “Amended Registration Statement”) in response to the Comment Letter. Please note that the Amended Registration Statement contains other updates to the Company’s disclosure. For ease of reference, the text of the Staff’s comment is reproduced in bold-face type below, followed by the Company’s response.

Selling Stockholders, page 16

1.	We note that the Donald & Paula Smith Family Foundation acquired shares in a private transaction on May 9, 2016. Please disclose the material terms of this private transaction.

Response: The Donald & Paula Smith Family Foundation purchased 1,500,000 shares in a private transaction with a third party not affiliated with the Company on May 9, 2016, of which 1,400,000 shares are being registered in the Amended Registration Statement. The Company was not party to the transaction. The Registration Statement has been updated on the cover page and pages 5 and 16 to clarify the Company’s non-involvement with this private transaction.

Registrant’s Closing Comments

We acknowledge a) that we are responsible for the adequacy and accuracy of the disclosure in the filing, b) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and c) that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pershing Gold Corporation	1658 Cole Boulevard, Building 6, Suite 210, Lakewood, CO 80401

Phone 720-974-7248	www.pershinggold.com	Fax 720-974-7249

July 19, 2016

Should you have additional questions or comments, please contact our counsel, Michelle Shepston, at (303) 892-7344, or the undersigned at (720) 974-7250.

Sincerely,

/s/ Stephen Alfers

Stephen Alfers
President and Chief Executive Officer

cc:	David Link, SEC Michelle Shepston, Davis Graham & Stubbs LLP

Enclosures